SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

  _X_           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

  ___           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 0-8467

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

WESBANCO, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESBANCO, INC.
1 Bank Plaza
Wheeling, WV 26003

WesBanco, Inc. KSOP

Table of Contents

Signatures...	3

Reports of Independent Registered Public Accounting Firms………………………………................................................................................	5

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008………….............................................................................	7
Statements of Changes in Net Assets Available for Benefits for the years ended
December 31, 2009 and 2008…………………………………………………………….............................................................................	8
Notes to Financial Statements…………………………………………………………………............................................................................	9

Supplemental Schedules:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)………………………………..........................................................................	21
Schedule H, Line 4j – Schedule of Reportable Transactions………………………………….............................................................................	22

Exhibit Index …………………………………………………………………………………................................................................................	23

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESBANCO, INC. KSOP

Date: June 28, 2010                                                                                                                                                                              /s/ Robert H. Young
Robert H. Young
Executive Vice President and
Chief Financial Officer

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

WesBanco, Inc. KSOP
December 31, 2009 and 2008 and years ended December 31, 2009 and 2008 with Report of Independent Registered Public Accounting Firm Thereon

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of net assets available for benefits of the WesBanco, Inc. KSOP as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the WesBanco, Inc. KSOP for the year ended December 31, 2008, were audited by other auditors whose report dated June 25, 2009 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009, and the changes in its net assets available for benefits for the year then ended, in conformity with US generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2009, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the WesBanco, Inc. KSOP

We have audited the accompanying statement of net assets available for benefits of the WesBanco, Inc. KSOP as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 25, 2009

WesBanco, Inc. KSOP

Statements of Net Assets Available for Benefits
	December 31,
	2009	2008
Assets
Investments:
Registered investment companies	$32,900,030	$25,758,084
WesBanco common stock	8,631,230	19,010,800
Cash and short-term investments	1,542	2,336
Participant loans	960,040	759,657
Total investments	42,492,842	45,530,877

Contributions receivable – Employees	121,970	120,693
Contributions receivable – Employer	68,564	67,122
Accrued dividends	97,224	197,367
Total assets	42,780,600	45,916,059

Liabilities
Accrued liabilities	79	79
Net assets available for benefits	$42,780,521	$45,915,980

See accompanying notes

WesBanco, Inc. KSOP

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2009	2008
Additions
Investment income:
Interest and dividends	$ 1,070,050	$ 1,948,524
Total investment income	1,070,050	1,948,524

Contributions:
Employer	1,733,475	1,602,298
Employee	3,070,515	3,085,994
Total contributions	4,803,990	4,688,292
Total additions	5,874,040	6,636,816

Deductions
Distributions to participants	4,147,204	5,884,761
Net depreciation in fair value of investments	4,846,911	6,096,082
Other expense	15,384	6,146
Total deductions	9,009,499	11,986,989

Net transfers from other plans	-	13,672,987

Net increase (decrease)	(3,135,459)	8,322,814

Net assets available for benefits:
Beginning of year	45,915,980	37,593,166
End of year	$42,780,521	$45,915,980

See accompanying notes

WesBanco, Inc. KSOP

Notes to Financial Statements

December 31, 2009 and 2008

1. Plan Description

WesBanco, Inc. (“WesBanco” or “the Company”) is a bank holding company offering a wide range of financial services, including customary banking services, trust and investment management, insurance and brokerage services, through offices located in West Virginia, southern and central Ohio, and western Pennsylvania.

The following brief description of the WesBanco, Inc. KSOP (“Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement and Summary Plan Description for more complete information. The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of WesBanco. The plan includes an employee stock ownership plan (“ESOP”), and a contributory 401(k) profit sharing plan. PNC Bank, N.A. (“PNC”) is the trustee and record keeper of the KSOP Plan. Trustee fees may be paid by the Plan or the Plan Sponsor, WesBanco, at the discretion of the Plan Sponsor.

Employee Stock Ownership Plan

Employer contributions to the ESOP are made in an amount determined by the Board of Directors. For any year in which the ESOP has a loan outstanding, the contribution may be no less than is needed to pay the required principal and interest on the loan for that year, net of dividends received on unallocated common stock. The ESOP makes contributions to the participants who complete 1,000 hours of service during the plan year and who are actively employed on December 31. Contributions and forfeitures are allocated to participants in proportion to each participant’s compensation, but cannot exceed the lesser of $45,000 or 100% of such participant’s compensation during the plan year.

Participants’ interests in the ESOP are fully vested after five years of service. Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in a lump-sum or installments over a period that the participant selects, within certain Plan restrictions. Generally, terminations of employment for reasons other than death, normal retirement, or permanent disability prior to completion of five years of service result in forfeiture. Forfeitures of terminated non-vested account balances at December 31, 2009 and 2008, totaled $12,194 and $55,797, respectively.  No ESOP contributions were made in either 2009 or 2008 and there was no ESOP loan outstanding for either year.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

1. Plan Description (continued)

401(k)

The 401(k) provides for salary deferral and matching employer contributions. An employee who has completed 60 days of service after attaining 21 years of age shall become a participant of the 401(k) the first day of each calendar month. Eligible employees can invest the employee deferral, employer matching, and employee rollover contribution among funds that are made available by the Plan Administrator. A participant’s interest is 100% vested in the employee deferral, employer matching, and rollover accounts upon becoming eligible to participate in the 401(k). Hardship distributions can be made from a participant’s employee deferral account with approval by the Plan Administrator, if specific criteria are met.

Employer matching contributions may be paid to the Plan in cash or shares of WesBanco common stock, as determined by the Board. For the years ended December 31, 2009 and 2008, the matching contributions are equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred. The amount of the contribution was not greater than the amount permitted by federal law. Participants may redirect any employer matching contributions made in common stock into other registered investment funds.

The Plan includes provisions authorizing loans from the Plan to active eligible participants.  The minimum loan amount is $1,000 while the maximum loan is determined by the available loan balance which is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  A participant may have two loans outstanding at any given time.  Loans are evidenced by promissory notes and are repayable over a period not to exceed five years except loans to purchase a principal residence which must be repaid over a period not to exceed ten years.  Loans bear an interest rate commensurate with the prevailing rate charged by commercial lenders in the business of making similar type loans.

On November 30, 2007, WesBanco completed the acquisition of Oak Hill Financial, Inc. (“Oak Hill”). As a result of the acquisition, the Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan (“the Oak Hill Plan”) was closed to new contributions, and based on eligibility dates, all new Oak Hill participants were automatically enrolled in the WesBanco KSOP Plan. Effective May 1, 2008, the Oak Hill Plan was merged with and into the WesBanco KSOP Plan. The Oak Hill Plan had assets totaling $13.7 million as of the date of transfer.

Effective in January 2009, the Plan replaced the AIM Basic Value Fund and the Federated Max-Cap Index Fund with the American Century Equity Income Fund and the BlackRock Index Equity Portfolio, respectively. These changes were based upon an ongoing analysis of the investment options, fund performance and expenses, and the availability of other funds. The replacement funds are similar in investment style and risk level to the funds that were removed.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The financial statements of the Plan are prepared on the accrual basis, except for distributions to participants that are recorded when paid. Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned.

Valuation of Investments

The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Termination

Although it has not expressed any intent to do so, WesBanco has the right to amend or terminate the Plan at any time. In the event that the Plan is completely or partially terminated or WesBanco determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants’ accounts will immediately become fully vested and non-forfeitable. The Trustee will be directed to either continue to hold the property in the participants’ accounts in accordance with the provisions of the Plan, or distribute to such participants all property allocated to their accounts.

Newly Adopted Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent), to amend the existing guidance in FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures.  The ASU amends ASC 820 to create a practical expedient to measure the fair value of investments in certain entities that do not have a quoted market price but calculate net asset value per share or its equivalent.  ASU 2009-12 was effective for interim and annual periods ending after December 15, 2009.  The adoption of ASU 2009-12 had no material impact on the Plan’s financial statements.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In April 2009, FASB issued interpretative guidance affirming the core principles of ASC 820 and providing additional guidance in determining when there has been a significant decrease in volume and level of activity for an asset or liability, when a transaction is not orderly, and how that information must be incorporated into a fair value measurement.  This guidance was effective for periods ending after June 15, 2009.  The adoption of this guidance had no material impact on the Plan’s financial statements.

3. Transactions with Parties in Interest

Legal, accounting, and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or Plan Sponsor. The Bank provides investment advisory services for the WesMark funds. The Plan is administered by the Plan Sponsor. In addition, the Plan holds common shares of WesBanco, Inc., the Plan Sponsor, and also invests in WesMark funds that paid dividends to the Plan totaling $737,680 and $839,205 for the years ended December 31, 2009 and 2008, respectively.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated May 15, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

In accordance with Sections 401 and 403(a) of the Code, WesBanco filed a Cycle C submission to the IRS on January 31, 2009 requesting an updated determination letter for the Plan.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

5. Investments

For the years ended December 31, 2009 and 2008, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value, as determined by quoted market prices, as follows:

	2009			2008
			Net			Net
			Appreciation			Appreciation
	Fair Value		(Depreciation)	Fair Value		(Depreciation)
Investments, at fair value as determined by quoted market price
Participant-directed investments:
BlackRock Money Market	$ -		$ -	$ 8		$ 53,202
PNC Money Market Service	5,177,494	*	9,628	5,130,226	*	42,490
WesMark Small Company Fund	234,601		46,339	71,701		(33,826)
WesMark Bond Fund	1,350,919		8,455	1,103,600		18,097
WesMark Growth Fund	3,449,803	*	731,823	2,794,812	*	(1,509,270)
Federated Max-Cap Fund	-		(91,491)	1,192,641		(1,103,941)
AIM Funds Group Basic Value Class A	-		(68,868)	865,467		(1,092,966)
Fidelity Advisor Small Cap	-		-	-		(96,006)
Fidelity Advisor Small Cap A	1,670,333		387,717	1,427,907		(484,121)
American Bond Fund of America R3	-		-	39		(73,758)
American Bond Fund of America R4	1,213,208		100,185	1,083,206		(155,299)
BlackRock GNMA Class A	-		-	-		(2,122)
BlackRock GNMA Service	506,685		(4,207)	236,117		8,163
Federated Total Return Government Bond	769,242		(32,137)	970,781		51,081
American Balanced R3	-		-	-		(224,501)
American Balanced R4	2,873,629	*	440,790	2,384,118		(678,976)
American Growth Funds of America R3	-		-	-		(237,529)
American Growth Funds of America R4	2,487,076	*	631,111	1,820,661		(875,692)
American Small Cap World R3	-		-	-		(130,923)
American Small Cap World R4	724,510		215,733	363,260		(232,660)
Royce Low Price Stock	1,243,136		388,911	734,724		(414,498)
PNC Index Equity	1,565,539		385,011	-		-
American EuroPacific Growth R3	-		-	-		(450,978)
American EuroPacific Growth R4	2,621,236	*	705,167	1,917,879		(995,716)
American Century Equity Income	1,053,162		139,709	-		-
T. Rowe Price Growth Stock Fund R	-		-	-		(183,565)
T. Rowe Price Growth Stock Fund Adv.	1,394,416		399,357	892,739		(509,515)
Third Avenue Value Fund	1,154,709		308,816	745,546		(614,838)
T. Rowe Price Target Retirement 2010 Fund	-		-	-		(25,500)
T. Rowe Price Target Retirement 2010 Fund Adv.	569,001		104,895	387,152		(117,998)
T. Rowe Price Target Retirement 2020 Fund	-		-	-		(43,101)
T. Rowe Price Target Retirement 2020 Fund Adv.	776,742		158,281	440,451		(186,411)
T. Rowe Price Target Retirement 2030 Fund	-		-	-		(26,489)
T. Rowe Price Target Retirement 2030 Fund Adv.	444,196		93,617	250,902		(121,183)
T. Rowe Price Target Retirement 2040 Fund	-		-	-		(8,701)
T. Rowe Price Target Retirement 2040 Fund Adv.	307,884		78,169	104,720		(42,173)
T. Rowe Price Target Retirement 2050 Fund	-		-	-		(521)
T. Rowe Price Target Retirement 2050 Fund Adv.	244,350		47,355	48,218		(12,103)
Davis NY Venture Fund R	-		-	-		(165,082)
Davis NY Venture Fund Adv.	1,068,159		247,423	791,209		(369,151)
WesBanco Common Stock	8,631,230	*	(10,278,700)	15,389,612	*	4,070,074
Participant loans	960,040		-	759,657		245
Total participant directed	42,491,300		(4,846,911)	41,907,353		(6,975,761)

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

5. Investments (continued)

	2009		2008
		Net			Net
		Appreciation			Appreciation
	Fair Value	(Depreciation)	Fair Value		(Depreciation)
Investments, at fair value as determined by quoted market price

Non-participant-directed investments:
WesBanco Common Stock	-	-	3,621,188	*	879,679
Cash	445	-	1,277		-
WesBanco Stock Liquidity Fund	1,097	-	1,059		-
Total non-participant directed	1,542	-	3,623,524		879,679
Total investments	$42,492,842	$(4,846,911)	$45,530,877		$(6,096,082)

* The fair value of these individual investments represents 5% or more of the Plan’s net assets.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

5. Investments (continued)

Non-participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:
	WesBanco	WesBanco
	Stock Liquidity	Common Stock
	Fund	Equity Fund	Total
2009
Investments, at fair value:
WesBanco common stock	$ -	$ -	$ -
Cash and short-term investments	1,097	445	1,542
Total investments	1,097	445	1,542

Accrued dividends	97,224	-	97,224
Total assets	98,321	445	98,766

Net assets available for benefits	$ 98,321	$ 445	$ 98,766

	WesBanco	WesBanco
	Stock Liquidity	Common Stock
	Fund	Equity Fund	Total
2008
Investments, at fair value:
WesBanco common stock	$ -	$ 3,621,188	$ 3,621,188
Cash and short-term investments	1,059	1,277	2,336
Total investments	1,059	3,622,465	3,623,524

Accrued dividends	197,367	-	197,367
Total assets	198,426	3,622,465	3,820,891

Net assets available for benefits	$ 198,426	$ 3,622,465	$ 3,820,891

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

5. Investments (continued)

	WesBanco	WesBanco
	Stock Liquidity	Common Stock
	Fund	Equity Fund	Total
Net assets available for benefits at
January 1, 2008	$ 160,554	$ 5,656,188	$ 5,816,742
Additions:
Interest and dividends	749,083	-	749,083
Net appreciation	-	879,679	879,679
Contributions	393,945	-	393,945

Deductions:
Distributions	(11,606)	(542,933)	(554,539)
Other expense	-	(1,836)	(1,836)
Net transfers to participant directed investments	(1,093,550)	(2,368,633)	(3,462,183)
Net assets available for benefits at
December 31, 2008	198,426	3,622,465	3,820,891
Additions:
Interest and dividends	671,905	-	671,905
Net appreciation (depreciation)	-	-	-
Contributions	409,260	-	409,260

Deductions:
Distributions	(11,222)	-	(11,222)
Other expense	-	-	-
Net transfers to participant directed investments	(1,170,048)	(3,622,020)	(4,792,068)
Net assets available for benefits at
December 31, 2009	$ 98,321	$ 445	$ 98,766

6. Fair Value Measurement

ASC 820, Fair Value Measurement and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lower priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Valuations are based on unadjusted quoted prices in an active market for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Valuations are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

6. Fair Value Measurement (continued)

other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Registered Investment Companies and Equity Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant Loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

6. Fair Value Measurement (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value
	Level 1	Level 2	Level 3	Total

Registered investment companies
Stable value/money market	$ 5,177,494	$ -	$ -	$ 5,177,494
Fixed income	3,840,054	-	-	3,840,054
Balanced and lifestyle	5,215,802	-	-	5,215,802
Large cap growth	3,881,492	-	-	3,881,492
Large cap value	2,121,321	-	-	2,121,321
Large cap blend	5,015,342	-	-	5,015,342
Small cap growth	1,904,934	-	-	1,904,934
Small cap value	1,243,136	-	-	1,243,136
International	2,621,236	-	-	2,621,236
Worldwide	1,879,219	-	-	1,879,219
Total registered investment companies	32,900,030	-	-	32,900,030
Equity securities	8,631,230	-	-	8,631,230
Cash and short-term investments	1,542	-	-	1,542
Participant loans	-	-	960,040	960,040
Total assets at fair value	$ 41,532,802	$ -	$ 960,040	$ 42,492,842

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Level 3 Assets for the Year Ended December 31, 2009
Participant Loans

Balance, beginning of year	$ 759,657
Realized gains (losses)	-
Unrealized gains (losses)	-
Purchases, issuances and settlements	200,383
Transfers in and/or out of Level 3	-
Balance, end of year	$ 960,040

7. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedules

WesBanco, Inc. KSOP
EIN #55-0571723                  Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2009
Identity of
Issue, Borrower
Lessor, or			Current
Similar Party	Description of Investment	Cost	Value

	Short-term Investments
1,097 shares	WesBanco Stock Liquidity Fund*		$ 1,097
445 shares	Cash		445
	Total Short-term Investments		$ 1,542

	Registered Investment Companies
177,494 shares	American Balanced R4		$ 2,873,629
102,814 shares	American Bond Fund of America R4		1,213,208
160,543 shares	American Century Equity Income		1,053,162
69,492 shares	American EuroPacific Growth R4		2,621,236
91,740 shares	American Growth Funds of America R4		2,487,076
23,125 shares	American Small Cap World R4		724,510
50,316 shares	BlackRock GNMA Service		506,685
34,479 shares	Davis NY Venture Fund		1,068,159
68,682 shares	Federated Total Return Government Bond		769,242
75,683 shares	Fidelity Advisor Small Cap A		1,670,333
73,534 shares	PNC Index Equity		1,565,539
4,431,648 shares	PNC Money Market Service Unit		5,177,494
88,479 shares	Royce Low Price Stock		1,243,136
24,929 shares	Third Avenue Value Fund		1,154,709
51,021 shares	T-Rowe Price Growth Stock		1,394,416
40,935 shares	T-Rowe Price Target Retirement 2010 Fund		569,001
53,458 shares	T-Rowe Price Target Retirement 2020 Fund		776,742
29,534 shares	T-Rowe Price Target Retirement 2030 Fund		444,196
20,430 shares	T-Rowe Price Target Retirement 2040 Fund		307,884
28,883 shares	T-Rowe Price Target Retirement 2050 Fund		244,350
133,887 shares	Wesmark Bond Fund*		1,350,919
304,753 shares	WesMark Growth Fund*		3,449,803
26,781 shares	WesMark Small Company G*		234,601
	Total Registered Investment Companies		$ 32,900,030

	Equity Securities
699,451 shares	WesBanco Common Stock*	$13,159,746	$ 8,631,230

	Participant Loans
	Loan Account* (interest rates range from 3.25% to
	9.25% and have maturities through December 2014)		$ 960,040
*Party-in-interest

WesBanco, Inc. KSOP
EIN #55-0571723                  Plan #002
Schedule H, Line 4j – Schedule of Reportable Transactions

For the Year Ended December 31, 2009

Current
Value of
Asset on
Identity of		Purchase	Selling	Cost of	Transaction	Net Gain /
Party Involved	Description of Assets	Price	Price	Asset	Date	(Loss)

There were no Category I, II, III or IV reportable transactions for the year ended December 31, 2009.

EXHIBIT INDEX

Exhibit No.                                Exhibit Description

23.1	Ernst & Young LLP Consent of Independent Registered Public Accounting Firm
23.2	Schneider Downs & Co., Inc. Consent of Independent Registered Public Accounting Firm